Registration No. 24-3656


12025714

SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENT DATED MARCH 23, 2012
TO
POST QUALIFICATION AMENDMENT NO. 20
TO
FORM 1-A /A


Received SEC
MAR 28 2012
Washington, DC

REGULATION A OFFERING STATEMENT


Received SEC
Washington

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Helen A. Zamboni, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

To the Common Shareholders of Steuben Trust Corporation:

Effective March 15, 2012, the Board of Directors of the Steuben Trust Corporation determined the fair market value of the Common Stock of Steuben Trust Corporation, for purposes of the Corporation's Share Owner Dividend Reinvestment and Stock Purchase Plan, to be $27.00 per share.

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 23st day of March, 2012.

STEUBEN TRUST CORPORATION



By: ______________________
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: March 23, 2012	By: Brenda L. Copeland* Brenda L. Copeland, President and Chief Executive Officer
Date: March 23, 2012	By: ______________________ James P. Nicoloff, Executive Vice President, Treasurer and Chief Financial Officer
Date: March 23, 2012	By: David A. Shults* David A. Shults, Director and Chairman of the Board
Date: March 23, 2012	By: Robert U. Blades, Jr.* Robert U. Blades, Jr., Director
Date: March 23, 2012	By: Michael E. Davidson* Michael E. Davidson
Date: March 23, 2012	By: Charles M. Edmondson.* Charles M. Edmondson, Director
Date: March 23, 2012	By: Stoner E. Horey* Stoner E. Horey, Director
Date: March 23, 2012	By: L. Victor Myers* L. Victor Myers, Director
Date: March 23, 2012	By: Charles D. Oliver* Charles D. Oliver, Director
Date: March 23, 2012	By: Kenneth D. Philbrick* Kenneth D. Philbrick, Director
Date: March 23, 2012	By: Eric Shults* Eric Shults, Director
Date: March 23, 2012	By: Sherry C. Walton* Sherry C. Walton, Director

*By: 
James P. Nicoloff, as Attorney-in-fact